Exhibit 99.4

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December 31
(millions of €)	2014	2013	2012	2011	2010	2009
Total Earnings	3,017	6,171	5,292	9,156	8,682	8,027
Income from continuing operations before income taxes, minority interests and share in equity affiliates	1,796	3,797	2,598	6,012	5,577	5,306
Distributed income of equity investees	259	320	504	521	472	37
Fixed charges	962	2,051	2,170	2,604	2,626	2,682
Minority interest in pre-tax income from subsidiaries that have not incurred fixed charges	0	3	20	19	7	2

Total Fixed charges	962	2,051	2,170	2,604	2,626	2,682
Interest expensed and capitalized	849	1,746	1,769	2,066	2,064	2,028
Amortized premiums, discounts and capitalized expenses related to indebtedness	18	37	70	45	53	205
Estimate of the interest included in the rental expense	95	268	332	494	509	449
Ratio of earnings to fixed charges	3.14x	3.01x	2.44x	3.52x	3.31x	2.99x